Exhibit 77Q1(a):

RESOLVED, that Section 8.1 of the Companys By-laws is hereby amended and restated in its entirety as follows:
Section 8.1. Amendment. Notwithstanding any language to the contrary in the Articles of Incorporation of the Corporation or these By-laws, the By-laws may be adopted, amended or repealed only by vote of the Board of Directors upon the affirmative vote of a majority of the entire
Board.